Omada Health, Inc.

500 Sansome Street, Suite 200

San Francisco, California 94111

June 3, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Julie Sherman
Li Xiao
Juan Grana
Lauren Nguyen

Re:	Omada Health, Inc.
Registration Statement on Form S-1, as amended (File No. 333-287156)
Request for Acceleration of Effective Date

To the addressees set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Omada Health, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-287156) (as amended, the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m. Eastern Time, on June 5, 2025, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Kathleen Wells at (650) 463-2677.

Thank you for your assistance in this matter.

[Signature page follows]

Sincerely,

Omada Health, Inc.

By:	/s/ Sean Duffy
Name:	Sean Duffy
Title:	Chief Executive Officer

cc:	Steve Cook, Chief Financial Officer, Omada Health, Inc.
Nathan Salha, General Counsel, Omada Health, Inc.
Kathleen Wells, Latham & Watkins LLP
Richard Kim, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP

[Signature Page to Acceleration Request]